Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2

Date of Material Change

September 18, 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 18 September 2007 through Marketwire.

Item 4

Summary of Material Change

MAG SILVER ACQUIRES NEW GOLD-SILVER PROPERTY IN FRESNILLO SILVER TREND AND INITIATES DRILL PROGRAM

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) announces that the company has entered into an agreement to acquire a 100% interest in the Sello silver/gold property within the Fresnillo Silver Trend of north central Zacatecas State, Mexico.  The Sello property is located approximately 110 kilometres north-northwest of Fresnillo and the Juanicipio Joint Venture where MAG and Industrias Peñoles are delineating a new high grade silver-gold vein discovery.  The Sello property is just 45 kilometres north of the historic San Martin and Sombrerete mining districts.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 18 September 2007 (NR#07-27) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 18 September 2007